1701 Hollis Street
Suite 400, Founders Square
TSX: GAM / AMEX: GRS / BSX: GL7	PO Box 2067
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE
Halifax, September 3, 2008

Gammon Gold Announces Additional Positive Exploration Drilling Results and a
Progress Update on the Scoping Study for the Guadalupe y Calvo Gold-Silver Project

Gammon Gold Inc. ("Gammon") (TSX:GAM and AMEX:GRS): is pleased to announce additional encouraging drilling results from our highly prospective Guadalupe y Calvo exploration property located in Chihuahua State, Mexico as part of the recently enhanced 45,000 to 50,000 metre diamond drilling program currently underway.

"The assays results we are continuing to receive confirm the significant potential of this asset and represent a significant opportunity to expand our reserves and resources over the coming years as well as potentially increasing our production profile in the near future. It is important to highlight that the potential of Guadalupe y Calvo was not considered in our 3-year operational guidance that we issued on March 31, 2008 so the opportunity for this project to augment the production profile is considered significant," stated René Marion, Chief Executive Office of Gammon Gold. Mr. Marion continued, "Based on the results to date, we will continue to accelerate the engineering evaluation of this property with the completion of a Scoping Study that is expected to be completed during Q1 2009. The Scoping Study will focus primarily on the open pit target and could provide the basis for moving directly to Feasibility Study levels to more rapidly and leverage the value of this asset. Although the drilling thus far has focused primarily on the open pit target, underground potential could very well exist in the Rosario and Nankin veins as they remain open along strike and at depth. The drilling results thus far confirm substantial open pit-mineable widths in the upper portion of the deposit, with deeper drill hole intercepts indicating the presence of a significant high grade underground target."

During 2007, the Company initiated a surface channel sampling program and a 15-hole (2,400 metre) exploration drilling program on the Guadalupe y Calvo exploration project. Based on results that had been received during this drilling campaign and a review of the 37-hole program conducted by Mexgold, the Company decided to significantly expand and accelerate the exploration program such that a significant portion of the recently enhanced $26-29 million 2008-2009 corporate exploration and engineering budget is devoted to this program. The goal of the Guadalupe y Calvo exploration program is designed to convert inferred resources to measured & indicated categories, to look for additional inferred resources, and to conduct metallurgical test work and mine designs for a potential open pit and a possible future underground operation.

The rate of drilling at Guadalupe y Calvo has already increased significantly since the start of the drilling campaign in December 2007, reaching 5,500 metres in August. To date, 105 holes have been completed with assays received on 74 holes and results from 31 more holes in process. Previous drilling results up to hole GC-51 were released by the Company on March 3, 2008. Representative cross sections with drill hole intercepts and vein interpretations are included in the Appendix.

To support the execution of the exploration program, the Company is establishing camp facilities, an on-site sample preparation laboratory to facilitate quicker turn-around of assays, and has awarded contracts or tendered for components of the Scoping Study that is expected to be completed by the end of Q1 2009. This study has been designed to facilitate a full transition into a Feasibility program to accelerate the development of this exciting prospective property.

Drilling result highlights include:

  2.0 meters of 0.96 g/t gold and 994 g/t silver or 20.8 g/t gold equivalent
  1.8 meters of 2.83 g/t gold and 290 g/t silver or 8.64 g/t gold equivalent
  3.0 meters of 5.29 g/t gold and 191 g/t silver or 9.12 g/t gold equivalent
  1.0 meters of 11.05 g/t gold and 766 g/t silver or 26.37 g/t gold equivalent
  1.2 meters of 12.25 g/t gold and 485 g/t silver or 21.95 g/t gold equivalent
  1.0 meters of 10.9 g/t gold and 768 g/t silver or 26.26 g/t gold equivalent
  1.0 meters of 7.41 g/t gold and 604 g/t silver or 19.49 g/t gold equivalent
  1.0 meters of 7.05 g/t gold and 785 g/t silver or 22.75 g/t gold equivalent
  1.0 meters of 4.95 g/t gold and 677 g/t silver or 18.49 g/t gold equivalent
  32.2 meters of 0.12 g/t gold and 30 g/t silver or 0.72 g/t gold equivalent
  21.7 meters of 1.04 g/t gold and 48 g/t silver or 2.01 g/t gold equivalent
  16.3 meters of 0.64 g/t gold and 56 g/t silver or 1.76 g/t gold equivalent
  21.2 meters of 0.96 g/t gold and 24 g/t silver or 1.44 g/t gold equivalent
  16.0 meters of 1.08 g/t gold and 63.78 g/t silver or 2.35 g/t gold equivalent

Gold and silver grades from all drill holes to date (from hole GC1 to GC74) with intercepts above a 3.0 gram per tonne cut-off, average 4.16 grams per tonne gold and 293.08 grams per tonne silver, over an average interval length of 1.56 metres (Table 1). Gold and silver grades from all drill holes to date with intercepts above a 0.5 gram per tonne cut-off, average 0.83 grams per tonne gold and 64.47 grams per tonne silver, over an average interval of 6.99 metres (Table 2). Results thus far support the extension of the mineralized zone along strike and at depth and continue to support the potential for both open pit and underground operations.

Highlights from all drilling programs are summarized in Table 1, using a 3.0 gram per tonne cut off grade and Table 2, using a 0.5 gram per tonne cutoff grade.

Table 1: Guadalupe y Calvo Drill Hole Intercept Summary
3.0 g/t Gold-Equivalent External Cut-Off
Target	Hole	From	To	Interval	Gold	Silver	Gold- Equivalent
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
Rosario	GC-54	16	23.8	5.6	2.29	476.5	11.82
Rosario	including	16	18	2	0.96	994	20.8
Rosario	including	18	19.8	1.8	2.83	290	8.64
Rosario	including	22	23.8	1.8	3.23	88	5.00
Rosario	GC-55	102	103	1	0.62	124	3.10
Rosario	GC-55	107	110	3	5.29	191	9.12
Rosario	GC-58	147	148	1	3.14	171	6.56
Rosario	GC-59	79	80	1	1.78	99	3.76
Rosario	GC-59	85.4	87.4	2	3.29	102	5.33
Rosario	GC-59	88.4	89.4	1	1.35	94	3.23
Rosario	GC-60	226.6	227.6	1	2.25	95	4.15
Rosario	GC-60	228.6	229.6	1	3.63	146	6.55
Rosario	GC-60	230.6	231.6	1	1.32	213	5.58
Rosario	GC-60	235.6	236.6	1	11.05	766	26.37
Nankin	GC-61	41.8	42.8	1	7.01	58	8.17
Nankin	GC-61	49	50.2	1.2	12.25	485	21.95
Rosario	GC-61	251	253	2	1.82	169	5.19
Rosario	GC-62	136	137	1	2.5	60	3.70
Rosario	GC-62	137	138	1	8.85	220	13.25
Rosario	GC-63	236	237	1	1.73	154	4.81
Rosario	GC-63	237	238	1	2.57	70	3.97
Rosario	GC-63	244	245	1	3.54	259	8.72
Rosario	GC-63	250	251	1	3.93	250	8.93
Rosario	GC-67	352.5	354.5	2	9.15	686	22.87
Rosario	including	352.5	353.5	1	10.9	768	26.26
Rosario	including	353.5	354.5	1	7.41	604	19.49
Rosario	GC-68	334.5	338.5	4	5.1	469.5	14.49
Rosario	GC-68	331.5	332.5	1	1.4	98	3.36
Rosario	including	334.5	335.5	1	5.87	238	10.63
Rosario	including	335.5	336.5	1	2.56	178	6.12
Rosario	including	336.5	337.5	1	7.05	785	22.75
Rosario	including	337.5	338.5	1	4.95	677	18.49
+3.0 g/t cutoff
Gold Equivalent Values were calculated based on 50 ounces of silver = 1 ounce of gold.
Metallurgical Recoveries and Net Smelter Returns are Assumed to be 100%
No Capping.

Table 2. Guadalupe y Calvo Drill Hole Intercept Summary
0.5 g/t Gold-Equivalent External Cut-Off
							Gold-
		From	To	Interval	Gold	Silver	Equivalent
Target		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
Rosario	GC-52	384	385	1	1.01	31	1.63
Rosario	GC-53	114	117	3	0.58	20	0.98
Concordia	GC-53	290.5	291	0.5	0.24	14	0.52
	GC-53	356	357	1	0.50	10	0.70
Rosario	GC-54	4	10.25	6.25	0.11	31	0.73
Rosario	GC-54	16	19.8	3.80	1.84	661	15.1
	including	16	18	2	0.96	994	20.8
	including	18	19.8	1.8	2.83	290	8.64
Rosario	GC-54	22	56	34	0.28	33	0.95
	including	22	23.8	1.8	3.23	88	5.00
Rosario	GC-54	23.8	56	32.2	0.12	30	0.72
Rosario	GC-54	66	70	4	0.12	27	0.66
Rosario	GC-54	78.3	80	1.7	0.37	43	1.23
Concordia	GC-54	129.9	132	2.1	0.17	17	0.51
Rosario	GC-55	89.5	111.2	21.7	1.04	48	2.01
	including	89.5	102	12.5	0.29	17	0.63
	including	102	103	1	0.62	124	3.10
	including	103	106	3	0.29	18	0.65
	including	106	111.2	5.2	3.37	126	5.88
	GC-55	195	197.3	2.3	0.22	21	0.65
Rosario	GC-57	155	171	16	0.26	20	0.65
	including	155	163	8	0.21	15	0.51
	including	163	165	2	0.40	35	1.09
	including	165	171	6	0.28	21	0.69
Rosario	GC-58	147	148	1	3.14	171	6.56
Rosario	GC-59	79	91.4	12.4	1.09	97	2.03
	including	79	86.4	7.4	1.03	46	1.95
	including	86.4	89.4	3	1.8	71	3.22
	including	89.4	91.4	2	0.27	14	0.55
Rosario	GC-60	226.6	237.8	11.2	1.97	135	4.67
	including	226.6	235.6	9	1.07	72	2.52
	including	235.6	237.8	2.2	5.65	392	13.5
	including	278	279	1	0.78	72	2.22
Nankin	GC-61	38.7	43.8	5.1	1.8	28	2.36
	including	38.7	41.8	3.1	0.5	13	0.76
	including	41.8	42.8	1	7.01	58	8.17
	including	42.8	43.8	1	0.61	44	1.49
Rosario	GC-61	48	49	1	0.65	48	1.61
Rosario	GC-61	49	50.2	1.2	12.25	485	21.95
Rosario	GC-61	52.2	52.9	0.7	0.16	18	0.52
Concordia	GC-61	238.7	255	16.3	0.64	56	1.76
	including	238.7	246	7.3	0.43	35	1.13
	including	246	251	5	0.62	55	1.72
	including	251	253	2	1.82	169	5.19
	including	253	255	2	0.28	23	0.74
Rosario	GC-62	119.8	141	21.2	0.96	24	1.44
	including	119.8	125	5.2	0.29	14	0.58

Table 2. Guadalupe y Calvo Drill Hole Intercept Summary (cont’d)
0.5 g/t Gold-Equivalent External Cut-Off
							Gold-
		From	To	Interval	Gold	Silver	Equivalent
Target		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
	including	125	126	1	0.26	43	1.12
	including	126	135	9	0.16	4	0.23
	including	135	137	2	2.05	42	2.88
	including	137	138	1	8.85	220	13.25
	including	138	141	3	1.42	18	1.78
Rosario	GC-63	235	251	16	1.08	63.78	2.35
	including	235	238	3	1.86	100	3.86
	including	238	240	2	0.30	27	0.84
	including	240	244	4	0.20	7	0.34
	including	244	246	2	2.32	169	5.70
	including	246	248	2	0.25	19	0.63
	including	248	251	3	1.71	114	3.98
Rosario	GC-63	262	264	2	0.80	76.5	2.33
Rosario	GC-66	257	270	13	0.64	42	1.49
	including	257	258	1	0.37	26	0.89
	including	258	261	3	1.41	78	2.96
	including	261	265	4	0.28	18	0.64
	including	265	267	2	0.74	50	1.73
Rosario	GC-67	339.5	354.5	15	1.45	108	3.61
	including	339.5	341.5	2	0.63	49	1.61
	including	352.5	354.5	2	9.16	686	22.9
Rosario	GC-68	326.5	338.5	12	1.98	174	5.46
	including	326.5	331.5	5	0.21	14	0.50
	including	331.5	332.5	1	1.40	98	3.36
	including	332.5	334.5	2	0.45	20	0.85
	including	334.5	336.5	2	4.22	208	8.38
	including	336.5	338.5	2	6.00	731	20.60
Rosario	GC-69	317.85	319	1.15	0.5	25	1.00
Rosario	GC-69	327.9	328.9	1	0.28	12	0.52
Rosario	GC-69	331.9	332.9	1	0.07	26	0.59
Rosario	GC-69	336.9	337.9	1	0.28	20	0.68
Concordia	GC-69	386	387	1	0.25	17	0.59
Rosario	GC-71	250.1	251.8	1.70	0.25	38	1.01
Rosario	GC-71	255.9	258	2.1	0.27	34	0.95
	GC-72	297	298.5	1.50	0.67	62	1.91
Rosario	GC-73	133.5	135	1.5	2.13	25	2.63
Rosario	GC-74	240	241	1.00	0.02	27	0.56
Concordia	GC-74	326	328	2	0.16	64	1.44
+0.05 g/t cutoff
Gold Equivalent Values were calculated based on 50 ounces of silver = 1 ounce of gold.
Metallurgical Recoveries and Net Smelter Returns are Assumed to be 100%
No Capping.

This press release has been reviewed by Mr. Don Earnest, P. Geo of Resource Evaluation Inc., an independent Qualified Person. All sample analyses were performed by Chemex Laboratories, Vancouver, B.C. using standard fire assay procedures.

About Guadalupe y Calvo

Guadalupe is a historic mining district. Bonanza grade gold and silver was discovered on the property in 1835. Historic mining in the area produced approximately 2-million ounces of gold and 28-million ounces of silver at estimated production grades of 37 grams per tonne gold and 870 grams per tonne silver. However, the district was only partially and selectively mined. Historic mine operators focused only on the higher-grade zones in selected upper portions of high-grade structures and stopped at water table depths of 200- to 250-metres.

The Guadalupe y Calvo Project contains inferred resources of 1.08-million ounces of gold and 45.6-million ounces of silver or 2.02 million gold equivalent ounces (Pincock, Allen and Holt, Nov. 2002). This estimate is based on exploration work completed on the Rosario and Nankin structures and does not address other mineralized structures on the property and potential for strike extensions that are known to be present within the project boundaries. Preliminary bottle roll tests indicate the mineralization is amenable to cyanidation.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Rene Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and Form 40-F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including without limitation, statements regarding future cash costs and production at El Cubo and Ocampo and the ability to continue to successfully implement the Company’s turn-around strategy, statements regarding the resource growth potential of Guadalupe y Calvo, statements regarding the company’s ability to continue its improved cash flow performance, the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; the implications of the Mexican Single Rate Tax on future income tax payments; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company’s Annual Information Form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Appendix